FORM 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

AQUAMER, INC.

(Name of Small Business Issuer in its Charter)

Delaware	04-3516924

(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

68 Phillips Beach Avenue Swampscott, Massachusetts 01907

(Address of principal executive offices) (zip code)

Issuer's telephone number (781) 389-9703

Securities to be registered under Section 12(b) of the Act:

None	N/A

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities to be registered under Section 12(g) of the Act:

Common Stock, $.0001 par value

(Title of class)

Aquamer, Inc. is the wholly owned subsidiary of Bellacasa Productions, Inc., a Nevada corporation ("BCP"). BCP has entered into an Agreement and Plan of Merger providing, among other things, that WiFiMed, Inc. will merge with and into BCP and that all shares of Aquamer, Inc. owned by BCP will be distributed to BCP shareholders in a spin-off. Each shareholder of BCP will receive .721996 share of common stock of Aquamer, Inc. for each share of BCP common stock owned as of the effective date of the merger.

The merger and the distribution of shares of Aquamer, Inc. are described in a joint disclosure statement contained in the definitive proxy statement on Schedule 14C filed with the Commission by BCP on November 13, 2006 (the "Joint Disclosure Statement").  The Joint Disclosure Statement is attached hereto as Exhibit 12.3 and incorporated herein by reference.

ITEM NO.	ITEM CAPTION	REFERENCE

Part I
Item 1.	Description of Business	Incorporated by reference from BCP Form 10-QSB for the period ending June 30, 2006 and Form 10-KSB/A for the year ending December 31, 2005 filed as Exhibits 12.1 and 12.2

Item 2.	Management's Discussion and Analysis or Plan of Operations	Incorporated by reference from BCP Form 10-QSB for the period ending June 30, 2006 and Form 10-KSB/A for the year ending December 31, 2005 filed as Exhibits 12.1 and 12.2

Item 3.	Description of Property	Incorporated by reference from BCP Form 10-QSB for the period ending June 30, 2006 and Form 10-KSB/A for the year ending December 31, 2005 filed as Exhibits 12.1 and 12.2

Item 4.	Security Ownership of Certain Beneficial Owners & Management	Incorporated by reference from page __ of the Joint Disclosure Statement, attached hereto as Exhibit 12.3

Item 5.	Directors, Executive Officers, Promoters, and Control Persons

Incorporated by reference from page __ of the Joint Disclosure Statement, attached hereto Exhibit 12.3 and incorporated by reference from BCP Form 10-QSB for the period ending June 30, 2006 and Form 10-KSB/A for the year ending December 31, 2005 filed as Exhibits 12.1 and 12.2

Item 6.	Executive Compensation

Incorporated by reference from page __ of the Joint Disclosure Statement, attached hereto as Exhibit 12.3 and incorporated by reference from BCP Form 10-QSB for the period ending June 30, 2006 and Form 10-KSB/A for the year ending December 31, 2005 filed as Exhibits 12.1 and 12.2

Item 7.	Certain Relationships and Related Transactions	Incorporated by reference from page __ of the Joint Disclosure Statement. See "Interests of Certain Entities" attached hereto as Exhibit 12.3

Item 8.	Description of Securities	Incorporated by reference from page __ of the Joint Disclosure Statement, attached hereto as Exhibit 12.3

Part II

Item 1.	Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters	Incorporated by reference from page __ of the Joint Disclosure Statement, attached hereto as Exhibit 12.3

Item 2.	Legal Proceedings	None

Item 3.	Changes in and Disagreements with Accountants	None

Item 4.	Recent Sales of Unregistered Securities	None

Item 5.	Indemnification of Directors and Officers

Our certificate of incorporation provides that we must, to the fullest extent permitted by the Delaware General Corporation Law, indemnify all persons whom it has the power to indemnify from and against all expenses, liabilities or other matters.  Our bylaws further provide that we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by Delaware law.  The indemnification provided in the bylaws is expressly deemed to not be exclusive of any other rights to which a person seeking indemnification may otherwise be entitled.  Our indemnification obligation applies where the party to be indemnified acted in good faith and in a manner such party reasonably believed to be in, or not opposed to, our best interests.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Part F/S

Financial Statements

Incorporated by reference from pages __ and __ of the Joint Disclosure Statement, attached hereto as Exhibit 12.3 and incorporated by reference from BCP Form 10-QSB for the period ending June 30, 2006 and Form 10-KSB/A for the year ending December 31, 2005 filed as Exhibits 12.1 and 12.2.

Part III

Item 1.	Index to Exhibits	See below

Item 2.	Description of Exhibits

	2.1	Articles of Incorporation
	2.2	Bylaws
	3.1	Agreement and Plan of Merger (contained under Appendix A to Exhibit 12.3)
	12.1	BCP Quarterly Report to Stockholders on Form 10-QSB for the period ended June 30, 2006
	12.2	BCP Annual Report on Form 10-KSB/A for the year ended December 31, 2005
	12.3	Joint Disclosure Statement contained in the definitive proxy statement on Schedule 14C filed with the Commission by BCP on November 13, 2006

SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AQUAMER, INC.

Date:  November 15, 2006      /s/Marshall Sterman
                                   Name:  Marshall Sterman
                                        Its:  Chief Executive Officer and Chief
                                               Financial Officer